UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110 Charlotte, North Carolina 28209
(Full mailing address of principal executive offices)

(616) 343-0697
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” “our” or similar terms refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund III, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

We do not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which offering statement was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

2

As of June 30, 2024, the Company did not hold any senior secured loans and held four properties that have been acquired through foreclosure with a capitalized cost basis of $12,947,415. For additional information, see the property footnote in the financial statements as well as the 2023 1-K Filing: https://www.sec.gov/Archives/edgar/data/1780633/000165495424007533/redoakiii_1k.htm

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, or our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company. Our Sponsor is wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or ROHM.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2024

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2024.

As of June 30, 2024, the Company did not hold any senior secured loans and held four properties acquired via foreclosure or deed-in-lieu of foreclosure with a carrying value of $12,947,415, net of accumulated depreciation and accumulated impairment on the properties.

For the six-months ended June 30, 2024, our total revenues from operations, consisting of property rental revenue of $397,422 and bank interest income of $66,932, amounted to $464,354. Operating costs for the same period, including bond interest expense of $2,235,141, property rental expenses of $1,291,426, and management fees of $390,075 amounted to $4,236,131. Net loss for the period, including realized gain on extinguished debt of $19,500 amounted to $3,752,277.

Results of Operations – For the Six-months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

As of June 30, 2023, the Company held one senior secured loan, providing $5,175,000 in loan principal, net of $5,000,000 in participations with related parties. As of the same date, the Company held four properties acquired via foreclosure or deed-in-lieu of foreclosure with a carrying value of $13,418,963, net of accumulated impairment on the properties.

On March 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with 4401 Fortune Place, LLC equal to 49.14% of the $10,175,000 senior secured loan to WE Alliance Secured Income Fund, LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $5,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan. The loan has since paid off and the participation agreement has been completed. See the subsequent events footnotes for additional information.

3

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to two percent (2.0%) of the outstanding and unpaid principal at the time of each additional extension and a one percent (1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On January 23, 2023, the hotel located in Newport News, VA, formerly owned by OM Hotel, LLC, was acquired through foreclosure. The note originally matured on December 10, 2020. The Company took ownership of the property through ROCFIII OM, LLC, a wholly owned subsidiary of the Company, and began the sale process. On March 31, 2023, the Company sold ROCFIII OM, LLC, which owns the hotel in Newport News, VA, to Red Oak Capital Properties, LLC, a related party under common ownership. The Company received $5,950,000 in proceeds from the sale.

For the six-months ended June 30, 2023, our total revenues from operations, including property rental revenue of $785,030, amounted to $1,061,145. Operating costs for the same period, including bond interest expense of $2,279,949, property rental expenses of $1,275,392, and management fees of 392,875 amounted to $4,389,180. Net loss for the period, including realized gain on extinguished debt of $6,000 amounted to $3,322,035.

Liquidity and Capital Resources

As of June 30, 2024, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $3,747,980 and zero bond service reserves. Pursuant to the Indenture related to the Bonds, the bond service reserve required 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. On October 23, 2020, the bond service reserve was depleted to pay the bond service obligation.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

4

Potential future sources of capital include secured or unsecured financing from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of December 23, 2019. As such, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue issuing senior secured loans on commercial real estate and thereby increase cash flows.

We did not close any new commercial real estate loans in the first half of 2024. We currently have a robust pipeline of origination opportunities and expect capital deployment to increase through December 31, 2024. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

On September 1, 2024, the Company authorized the special purpose entities associated with the two hospitality assets in Natchez, MS, to issue to Red Oak Capital Properties, LLC (“ROCP”), a related party, preferred membership interests in exchange for ROCP’s contribution of $3,300,000 and $2,050,000 to the entities, respectively (the “Preferred Investments”), for purposes of funding the remaining renovation costs of the two assets. Renovations of the properties are in process and we anticipate that both projects will be completed in the fourth quarter of 2024. Upon completion, we expect property-level net operating income to increase significantly, resulting in increases in the market value of each property.

The distribution of net cash flow from operations and net sale proceeds of the JV entities follows a structured priority. For net cash flow, 100% is first allocated to the Preferred Member, until they have received all accrued Preferred Current Returns, defined as 8% of the net Preferred Investment per annum, with any remaining net cash flow being distributed entirely to ROCFIII (the “Common Member”). Similarly, for net sale proceeds, the initial distribution is 100% to the Preferred Member until they receive all accrued Preferred Current Returns, including any prior distributions. After this, any remaining net sale proceeds are allocated 100% to the Preferred Member until the entire Preferred Investment has been returned. Thereafter, any residual proceeds are distributed on a pro rata basis, with 10% distributed to the Preferred Member and the remaining to the Common Member.  ROCP retains certain rights to approve “Major Decisions” as defined in the limited liability agreements of the entities and retains the right to assume control of the entities upon any event of Material Default, as defined in the in limited liability agreements. Upon a Material Default under the applicable limited liability company agreement or the third (3rd) anniversary of the applicable Preferred Investment, the Common Member shall cause the applicable entity to immediately prepay the net Preferred Investment, any protective advances and any accrued returns to ROCP.

As a result of macro events including inflation and geopolitical developments, as well as, for certain legacy loans, the COVID-19 Pandemic, the loan portfolio has experienced significant distress. We have acquired the underlying properties via foreclosure or via deed-in-lieu of foreclosure. The Company is in the process of rehabilitating these properties with the intent to increase the properties’ values upon stabilization.  We remain confident that we will realize these assets for an amount that covers our cost basis. In the event, however, that we are ultimately unable to remediate and liquidate these nonperforming properties, it would have a material negative impact on our results of operations and financial position.

Item 2. Other Information

None.

Item 3. Financial Statements.

5

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2024 AND DECEMBER 31, 2023

6

F-1

Red Oak Capital Fund III, LLC

Balance Sheets
	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$3,747,980	$7,344,328
Accounts receivable	2,000	2,000
Other current assets	94,965	101,865
Total current assets	3,844,945	7,448,193

Long-term assets:
Property, net	12,947,415	12,508,280
Total long-term assets	12,947,415	12,508,280

Total assets	$16,792,360	$19,956,473

Liabilities and Member's Deficit

Current liabilities:
Bond interest payable	$943,606	$949,556
Due to managing member	390,075	-
Other current liabilities	446,656	254,574
Accounts payable	60,080	114,564
Total current liabilities	1,840,417	1,318,694

Long-term liabilities:
Series B bonds payable, net	43,385,725	43,319,284
Total long-term liabilities	43,385,725	43,319,284

Member's Deficit
General Partner
Limited Partners
Member's deficit	(28,433,782)	(24,681,505)

Total liabilities and member's deficit	$16,792,360	$19,956,473

F-2

Red Oak Capital Fund III, LLC
Statements of Operations
(Unaudited)	For the Six Months Ending June 30
	2024	2023

Revenue:
Mortgage interest income	$-	$276,115
Bank interest income	66,932	-
Rental income	397,422	785,030
Total revenue	464,354	1,061,145

Expenses:
Bond interest expense	2,235,141	2,279,949
Management fees	390,075	392,875
Management acquisition fees	-	50,875
Professional fees	107,350	20,568
General and administrative	-	521
Provision for loan losses	-	369,000
Rental expenses	1,291,426	1,275,392
Depreciation expense	212,139	-
Total expenses	4,236,131	4,389,180

Other income (expense)
Realized gain or (loss) on extinguished debt	19,500	6,000
Total other income (expense)	19,500	6,000

Net income (loss)	$(3,752,277)	$(3,322,035)

F-3

Red Oak Capital Fund III, LLC
Statements of Changes in Member's Capital
(Unaudited)
Managing Member

Member's deficit, January 1, 2023	$(19,847,234)

Deemed contributions	2,507,800

Net income (loss)	(3,322,035)

Member's deficit, June 30, 2023	$(20,661,469)

Member's deficit, January 1, 2024	$(24,681,505)

Net income (loss)	(3,752,277)

Member's deficit, June 30, 2024	$(28,433,782)

F-4

Red Oak Capital Fund III, LLC
Statements of Cash Flows
(Unaudited)	For the Six Months Ending June 30
	2024	2023

Cash flows from operating activities:
Net income (loss)	$(3,752,277)	$(3,322,035)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Net change in provision for loan losses	-	369,000
Accretion of loan origination income	-	(25,383)
Amortization of debt issuance costs	346,441	378,711
Depreciation expense	212,139	-
Change in other operating assets and liabilities:
Net change in loan interest receivable	-	(81,421)
Net change in other current assets	6,900	(20,668)
Net change in accounts receivable	-	(2,000)
Net change in bond interest payable	(5,950)	(7,012)
Net change in due to managing member	390,075	-
Net change in other current liabilities	192,082	(95,479)
Net change in accounts payable	(54,484)	(140,716)

Net cash provided by (used in) operating activities	(2,665,074)	(2,947,003)

Cash flows from investing activities:
Mortgage notes issued	-	(4,985,750)
Mortgage notes repaid	-	5,000,000
Capitalized expenses	(651,274)	-
Loan construction reserve drawdowns	-	(764,299)
Proceeds from sale of property, net	-	3,442,200

Net cash provided by (used in) investing activities	(651,274)	2,692,151

Cash flows from financing activities:
Deemed contributions	-	2,507,800
Redemptions of Series B Bonds	(280,000)	(330,000)

Net cash provided by (used in) financing activities	(280,000)	2,177,800

Net change in cash and cash equivalents	(3,596,348)	1,922,948

Cash and cash equivalents, beginning of period	7,344,328	3,322,597

Cash and cash equivalents, end of period	$3,747,980	$5,245,545

Supplemental non-cash disclosures of cash flow information:
Interest paid	$1,894,650	$1,908,250
Foreclosure of notes receivable in exchange for property, net	$-	$3,442,200

F-5

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

1. Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation and geopolitical developments. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

F-6

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property, net

Property is initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 30 years. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an "as-is" basis less selling costs. At June 30, 2024 and December 31, 2023, allowance for loan losses was zero.

F-7

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were held in nonaccrual status at June 30, 2024 or December 31, 2023.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $0 and $25,383 for the periods ending June 30, 2024 and June 30, 2023, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of zero at June 30, 2024 and December 31, 2023, respectively.

Hotel Rental Revenue

The Company owned and operated two hotels at June 30, 2024 and December 31, 2023, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized with rental and other revenues in the statements of operations.

Other Rental Revenue

The Company records rental revenue at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes rental revenue on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at June 30, 2024 and December 31, 2023, respectively.

Taxes and Fees Collected on Behalf of Governmental Agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

F-8

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

2. Significant accounting policies (continued)

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2024 and December 31, 2023, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2024 and June 30, 2023, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-9

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

3. Mortgage loans receivable

At June 30, 2024, the Company held no mortgage loans. The Company earned and accrued zero mortgage loan interest during the period ending June 30, 2024. At December 31, 2023, the Company held no mortgage loans. The Company earned and accrued approximately $0.28 million of mortgage loan interest income during the period ending June 30, 2023.

Mortgage loans receivable are classified based on their contractual payment terms when borrowers are not in default. Loans in default are classified as long-term, unless subsequent collections indicate a balance should be current. Long-term mortgage receivables are classified as such when the maturity is in excess of one year from the balance sheet date, or due to defaults, foreclosure proceedings, receiverships or other contractual litigation makes it highly uncertain that the balance will be collected in the coming year.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account. As of June 30, 2024 and December 31, 2023, the loan interest reserve account contained zero. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. The loan construction reserve balance was zero as of June 30, 2024 and December 31, 2023.

On January 11, 2021, the Company issued a demand letter to a mortgage note borrower, OM Hotel, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 17%. The note originally matured on December 10, 2020. The Company established a credit loss reserve in the amount of $3,310,000 for this note at December 31, 2022 and increased $369,000 during the year ending December 31, 2023, which was carried into the basis of the property upon foreclosure which occurred on April 18, 2023.

On January 15, 2021, the Company issued a demand letter to a mortgage note borrower, Abdoun Estate Holdings, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5%. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 8, 2022. The note originally matured on March 30, 2021.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower, Burooj Holdings, LLC, and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 9, 2022. The note originally matured on March 18, 2021.

On March 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with 4401 Fortune Place, LLC equal to 49.14% of the $10,175,000 senior secured loan to WE Alliance Secured Income Fund, LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $5,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan.

F-10

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

3. Mortgage loans receivable (continued)

On July 25, 2023, mortgage note borrower 4401 Fortune Place, LLC paid off its note with a principal balance of $10,175,000. The note originally matured on December 21, 2024 and had an interest rate of 8.5%. The Company received $10,264,738 in proceeds from the loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves. On August 15, 2023, the Company sent $5,107,292 in proceeds to the Participant to pay off the outstanding principal balance of the Participation Agreement.

4. Property, net

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3,000,000. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property and has begun the sale process.

On August 9, 2022, the Company foreclosed on the note with the borrower Burooj Holdings, LLC which possessed a principal balance of $3,800,000. The note originally matured on March 18, 2021 and had an interest rate of 11% which was increased to the default rate of 16.5%. The Company took ownership of the property and has begun the sale process.

At June 30, 2024 and December 31, 2023, the gross balance of property was $15,598,963 of foreclosed commercial real estate properties recorded as a result of obtaining physical possession of the property During the year ending December 31, 2023, the foreclosed properties were no longer classified as held for sale, and the valuation reserve established at December 31, 2022 has been reflected as the new depreciable basis. The Company has recorded operations of the foreclosed properties from the respective dates of foreclosure through June 30, 2024 in the financial statements.

Depreciation expense for the periods ending June 30, 2024 and June 30, 2023 was $212,139 and $0, respectively.

Property, net as of June 30, 2024 and December 31, 2023 is comprised of the following:

	06/30/2024	12/31/2023
Foreclosed cost	$15,598,963	$15,598,963
Capitalized expenses	651,274	-
Accumulated depreciation	(782,445)	(570,306)
Valuation reserve	-	-
Accumulated impairment	(2,520,377)	(2,520,377)

Property, net	$12,947,415	$12,508,280

F-11

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

5. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of Series A and Series B Bondholders. For the periods ending June 30, 2024 and June 30, 2023, $390,075 and $392,875 management fees have been earned, respectively. As of June 30, 2024 and December 31, 2023, $390,075 and $0 of management fees were held as payable to the Managing Member.

The Company will pay an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the periods ending June 30, 2024 and June 30, 2023, $0 and $50,875 of acquisition fees have been earned, respectively. As of June 30, 2024 and December 31, 2023, zero acquisition fees were held as payable to the Managing Member.

On January 23, 2023, the hotel located in Newport News, VA, formerly owned by OM Hotel, LLC, was acquired through foreclosure. The note originally matured on December 10, 2020. The Company took ownership of the property through ROCFIII OM, LLC, a wholly owned subsidiary of the Company, and began the sale process. On March 31, 2023, the Company sold ROCFIII OM, LLC, which owns the hotel in Newport News, VA, to Red Oak Capital Properties, LLC, a related party under common control. The Company received $5,950,000 in proceeds from the sale, of which $2,507,800 was a deemed contribution.

The below table represents the foreclosure of the hotel owned by OM Hotel, LLC in a non-cash transaction. As discussed above, the property was sold to a related party.

Mortgage loans receivable, held for investment, net	$(6,000,000)
Loan interest receivable	(589,500)
Loan interest reserves	241,810
Loan construction reserves	(713,510)
Allowance for loan losses	3,619,000
Proceeds from sale property	$3,442,200

6. Member’s equity

During the periods ending June 30, 2024 and June 30, 2023, the Managing Member, as sole member of the Company, made zero capital contributions and received no distributions.

7. Bonds payable

During the periods ending June 30, 2024 and June 30, 2023, the Company issued zero Series A and B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2024 and December 31, 2023, there have been approximately $4.50 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2024 and June 30, 2023, $346,441 and $378,711 was amortized to bond interest expense during the period, respectively.

F-12

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

7. Bonds payable (continued)

Bonds payable as of June 30, 2024 and December 31, 2023 are comprised of the following:

	06/30/2024	12/31/2023
Series A bonds payable	$-	$-
Series B bonds payable	44,405,000	44,685,000
Debt issuance costs	(1,019,275)	(1,365,716)

Total bonds payable, net	$43,385,725	$43,319,284

The Company executes quarterly interest payments to the Series B Bondholders at a rate of 8.5% per annum. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the periods ending June 30, 2024 and June 30, 2023, the Company has recorded $2,235,141 and $2,279,949 as bond interest expense, respectively. As of June 30, 2024 and December 31, 2022, $943,606 and $949,556 is held as payable to both sets of Bondholders, respectively.

The maturity date of Series B Bonds will be December 31, 2025. Upon the maturity of the Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2024 or December 31, 2023, the Company has accrued no contingent interest.

Series B Bonds were redeemable beginning January 1, 2022. Once the Company receives written notice from the bondholder, it has 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2022 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024.

The Company’s obligation to redeem bonds in any given year pursuant to the Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received. The Company may also redeem the Series B Bonds, in whole or in part, without penalty within six and 18 months of their respective maturity dates, subject to proper notice as described in the agreement.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2024	$-
2025	44,405,000
2026	-
2027	-
2028	-
Total bonds payable	$44,405,000

F-13

Red Oak Capital Fund III, LLC

Notes to Financial Statements

June 30, 2024 and December 31, 2023

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

On July 25, 2024, in accordance with the offering circular, the Company executed an interest payment for $943,606 to the trustee and paying agent, Vistra (fka Phoenix American).

On September 1, 2024, ROCFIII Vue Hotel, LLC, which owns the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. Red Oak Capital Properties, LLC anticipates funding $2.1 million into the investment.

On September 1, 2024, ROCFIII 10 Grand Soleil, LLC, which owns the hotel located in Natchez, MS, formerly owned by ONRD, Inc., amended its operating agreement to accept Red Oak Capital Properties, LLC, a related party, as a Preferred Member. Red Oak Capital Properties, LLC anticipates funding $3.3 million into the investment.

The financial statements were approved by management and available for issuance on September 27, 2024.

F-14

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond**

(3)(c)	Form of Series B Bond**

(3)(d)	Form of Pledge and Security Agreement*

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30, 2019.

** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND III, LLC, a Delaware limited liability company

By:	Red Oak Capital GP, LLC
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	September 27, 2024

                Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

Date:	September 27, 2024

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

Date:	September 27, 2024

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